PINNACLE WEST CAPITAL CORPORATION ANNUAL REPORT

Competitive earnings per share growth off 2022 Capital allocation to support customer growth, reliability and clean transition Steady rate base growth Limiting equity dilution Declining operations and maintenance costs per megawatt-hour Sustaining dividend growth Optimizing our balance sheet in support of investment Pinnacle West Capital Corporation We remain committed to creating shareholder value by focusing on:

AR | 01 Before we turn to our performance, allow me to provide some perspective. Last year was one of our most challenging on record. To the surprise of no one in senior management, the employees of Pinnacle West effectively responded and enabled us to enter 2023 in solid position to provide top-level service and energize Arizona’s economy. In 2022, we faced headwinds at our major subsidiary, Arizona Public Service Company (APS), resulting from the unfavorable rate case decision implemented in December 2021. That decision by the Arizona Corporation Commission (ACC) created financial hurdles and moved us to reset our financial outlook. The effect was a year-over-year decline in profitability despite robust sales and customer growth. COMPANY RESPONDS TO EARNINGS CHALLENGE In response to the rate case decision, we committed to minimize shareholder impact during this financial reset by deferring equity issuances, managing costs and capital allocation, and sustaining dividend growth—all of which we have done while delivering strong service reliability to our customers. We met or exceeded nearly every target we set for ourselves by executing comprehensive financial and operational strategies to confront those unprecedented rate case headwinds. Even though much work remains, we are executing our strategies as promised, reducing costs per megawatt-hour, increasing operating efficiency and improving in every key customer satisfaction driver as measured by consumer research firm J.D. Power and Associates. These efforts resulted in our stock performing better than the utility index average in 2022, affirming investor confidence in our financial plan. Pinnacle West earned $4.26 per share in 2022, down 22% compared to 2021, but above our original expectations as a direct outcome of favorable weather and higher-than-expected sales growth. The adverse 2021 rate case decision was the primary driver for the lower year-over-year results. Dear Shareholders:

Pinnacle West Capital Corporation RATE CASE FILING FOCUSES ON RELIABILITY In October 2022, we filed a general rate case application with the ACC. The $460 million proposal is structured to meet customer needs by ensuring grid reliability and resiliency, and securing a clean, balanced energy supply for Arizona. An affirmative decision would improve our return on equity, enable us to strengthen the electric grid against extreme weather and support Arizona’s growing demand for energy. Customer affordability is a focus for our company and peers across the industry. Despite inflation and other factors, we have managed to keep our residential rates relatively flat since 2018 and below the national average. While inflation will lead to higher system operating expenses in the near term, we still expect our operations and maintenance costs per megawatt-hour to decline over time. We remain laser-focused on efficiency and customer affordability, and the proposed rates reflect the rising costs to serve customers. DELIVERING ON OUR PROMISE THROUGH RESILIENT OPERATIONS Our employees demonstrated resilience and reliability—cornerstones of our operating philosophy —successfully responding to a summer storm season that brought destructive winds and heavy rain, and inflicted record damage on our system. Last summer alone, we replaced more than 800 poles due to weather, while keeping service outages to a minimum. Our Supply Chain organization effectively sourced difficult-to-obtain materials for our field crews, working to help minimize service disruptions. All the while, we communicated regularly with customers to keep them apprised of restoration progress. At Palo Verde Generating Station—America’s largest source of carbon-free electricity—we safely produced more nuclear energy than ever before throughout the demanding Arizona summer, operating at record capacity. Our natural gas- and coal-fired units also performed at outstanding Summer Pole Replacement Our workforce safely and quickly restored service to customers after extreme summer storms toppled a combined 811 poles—more than the prior three summers combined. 811 273 194 89 455 2018 2019 2020 2021 2022 levels, exceeding targets for both summertime start-up reliability and availability.

APS customers benefited from the company's careful long-term planning, resource adequacy and superior operations throughout the summer. While an early-September heatwave crippled much of the Southwest, we were able to assist neighboring utilities that struggled to find enough energy to meet their customers' needs. These off-system sales helped APS customers by lowering our overall costs and supported regional grid stability.

2022 was the safest year ever for our employees. OSHA recordable injuries were the lowest on record, and serious injuries and fatalities (SIF) also decreased significantly.

SUSTAINABLE APPROACH TO THE CLEAN ENERGY TRANSITION

Three years ago, we unveiled an ambitious plan to provide 100% clean, carbon-free energy to customers by 2050. Since 2020, we have procured 2,115 megawatts (MW), consisting primarily of carbon-free solar and energy storage facilities across our system. This year, we expect to add 210 MW of utility-scale solar energy, 238 MW of wind energy and 341 MW of energy storage. Importantly, these new resources are not just supportive of our clean energy commitment; they are the most cost-effective way to serve our customers over the long term.

Maintaining affordability and reliability for our customers during the clean energy transition is fundamental to our strategy. We know well the benefits of a balanced energy portfolio, including continued reliance on Palo Verde; natural gas-fired generation as a transitional resource; a gradual, well-planned departure from coal; and expanded energy efficiency and demand-side management programs. This approach, combined with ongoing investments in the grid, provides a modernized, resilient and hardened system.

Strong Dividend Track Record

Annualized Dividends per Share


~5%
CAGR
$4
$3
$2
$1
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

We have a consistent track record of delivering annual dividend increases, and our goal is to continue providing a solid compound annual growth rate (CAGR) and strong shareholder returns.

AR | 03

Pinnacle West Capital Corporation ARIZONA ECONOMY OFFERS OPPORTUNITY AMIDST CHALLENGES Even as the nation faces a weakening economic climate, the Arizona economy is more diverse than ever—the proliferation of advanced manufacturing, technology and startups means economic resilience and continued growth. Among the most significant are: • A $40 billion investment by global semiconductor leader TSMC to build two fabrication plants and create 4,500 jobs at a facility in north Phoenix (an event marking a key construction milestone included a visit from President Joe Biden). • The start of construction of a $1.25 billion KORE Power lithium-ion battery factory in Buckeye. At the same time, our customer base continues to grow, increasing 2.1% in 2022 and anticipated to grow in the range of 1.5% to 2.5% through 2025. Annual retail electricity sales averaged 2.5% growth for the three years through 2022 and are expected to average 4.5% to 6.5% annually through 2025. FOUNDATIONAL IMPROVEMENTS TO THE CUSTOMER EXPERIENCE PAY OFF Customers are taking notice of our efforts to deliver a positive customer experience. Overall customer satisfaction, as reported by J.D. Power, made extraordinary improvement. In fact, APS was among the most improved utilities nationally. APS moved firmly into the second quartile for residential customer satisfaction and into the first quartile among business customers compared to our large investor-owned utility peers. We improved in every major driver: Customer Care, Power Quality & Reliability, Communications, Price, Corporate Citizenship and Billing & Payment. Fourth Third Second First Q ua rt ile APS was one of the most improved utilities in the nation in 2022 for both residential and business customer satisfaction per J.D. Power. APS Customer Satisfaction Ranking Business CustomersResidential Customers Customer & Sales* Growth (*weather-normalized) Arizona remains one of the fastest growing states in the U.S., and our service territory continues to attract new business and residential customers at record levels. -1% 0% 1% 2% 3% 4% 5% 6% 7% Sales GrowthCustomer Growth Projected

AR | 05 FOSTERING OUR CULTURE THROUGH CONNECTIONS To propel us into 2023, we add a culture of growth mindset and resilience to our long-established record of reliability and service to our customers. And, we are committed to increased connections with our customers, our communities and our colleagues. We recognize the importance of maintaining an inclusive culture in which every team member knows how they contribute to the customer experience and feels empowered to be their best—both on and off the job. Through these connections, we are living up to the APS Promise of doing what is right for the people and prosperity of Arizona, centering our ultimate purpose with employees and those we serve in pursuit of our vision to create a sustainable energy future for our state. The result is a company with a workforce dedicated to earning our customers’ trust each day and building on a solid foundation shareholders can count on. Jeff Guldner Chairman, President and Chief Executive Officer

Pinnacle West Capital Corporation BOARD MEMBERS JEFFREY B. GULDNER Chairman of the Board, President and Chief Executive Officer, Pinnacle West Capital Corporation and Chairman of the Board and Chief Executive Officer, Arizona Public Service Company GLYNIS A. BRYAN Chief Financial Officer, Insight Enterprises, Inc. GONZALO A. DE LA MELENA, JR. Founder and Chief Executive Officer, Emerging Airport Ventures RICHARD P. FOX Independent Consultant and former Managing Partner of Ernst & Young DALE E. KLEIN, PH.D. Professor of Mechanical Engineering, University of Texas at Austin and Former Chairman of the U.S. Nuclear Regulatory Commission KATHRYN L. MUNRO Principal, BridgeWest, LLC BRUCE J. NORDSTROM Of Counsel and CPA, Nordstrom & Associates, PC PAULA J. SIMS Consultant WILLIAM H. SPENCE Former Chairman, President and Chief Executive Officer, PPL Corporation KRISTINE L. SVINICKI Adjunct Professor of Nuclear Engineering and Radiological Sciences, University of Michigan and Former Chairman of the U.S. Nuclear Regulatory Commission JAMES E. TREVATHAN, JR. Former Executive Vice President and Chief Operating Officer, Waste Management, Inc. DAVID P. WAGENER Managing Partner, Wagener Capital Management Board Members & Officers OFFICERS JEFFREY B. GULDNER Chairman of the Board, President and Chief Executive Officer, Pinnacle West Capital Corporation and Chairman of the Board and Chief Executive Officer, Arizona Public Service Company ROBERT S. AIKEN Vice President, Federal Affairs, Pinnacle West Capital Corporation SHIRLEY A. BAUM Vice President, Law, Pinnacle West Capital Corporation and Arizona Public Service Company ANN C. BECKER Vice President, Sustainability, Arizona Public Service Company ELIZABETH A. BLANKENSHIP Vice President, Controller and Chief Accounting Officer, Pinnacle West Capital Corporation and Arizona Public Service Company ANDREW D. COOPER Senior Vice President and Chief Financial Officer, Pinnacle West Capital Corporation and Arizona Public Service Company STACY L. DERSTINE Vice President, External Affairs, Arizona Public Service Company DONNA M. EASTERLY Senior Vice President, Human Resources, Arizona Public Service Company JOSE L. ESPARZA Senior Vice President, Public Policy, Arizona Public Service Company MICHELLE M. FERRARA Vice President, Chief Information Officer, Arizona Public Service Company THEODORE N. GEISLER President, Arizona Public Service Company CARY D. HARBOR Vice President, Nuclear Regulatory & Oversight, Palo Verde Generating Station, Arizona Public Service Company ADAM C. HEFLIN Executive Vice President and Chief Nuclear Officer, Palo Verde Generating Station, Arizona Public Service Company JOHN J. HERNANDEZ Vice President, Site Services, Palo Verde Generating Station, Arizona Public Service Company TODD A. HORTON Senior Vice President, Site Operations, Palo Verde Generating Station, Arizona Public Service Company JUSTIN M. JOINER Vice President, Resource Management, Arizona Public Service Company JOHN R. LUCAS Vice President, Generation, Arizona Public Service Company ALBERT R. “REX” MEEDEN Vice President, Nuclear Engineering, Palo Verde Generating Station, Arizona Public Service Company PAUL J. MOUNTAIN Vice President, Finance and Treasurer, Pinnacle West Capital Corporation and Arizona Public Service Company ROBERT E. SMITH Executive Vice President, General Counsel and Chief Development Officer, Pinnacle West Capital Corporation and Arizona Public Service Company TRACI L. STOOKS-DERMER Vice President, Operations Support, Arizona Public Service Company JACOB TETLOW Executive Vice President, Operations, Arizona Public Service Company TONY J. TEWELIS Vice President, Transmission and Distribution Operations, Arizona Public Service Company JULI WEST Vice President, Supply Chain, Arizona Public Service Company MONICA WHITING Vice President, Customer Experience and Communications, Arizona Public Service Company DIANE WOOD Corporate Secretary, Pinnacle West Capital Corporation and Arizona Public Service Company

Pinnacle West offers a direct stock purchase plan. Any interested investor may purchase Pinnacle West common stock through the Investors Advantage Plan. Features of the Plan include a variety of options for reinvesting dividends, direct deposit of cash dividends, automatic monthly investment, certificate safekeeping and more. An Investors Advantage Plan prospectus and enrollment materials may be obtained by calling Computershare at (800) 457-2983, by visiting computershare.com/investor or by writing to: Computershare P.O. Box 505005 Louisville, KY 40233-5005 Shareholder Information FORM 10-K Pinnacle West’s 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available on our website or by writing to the Office of the Corporate Secretary. STATISTICAL REPORT A detailed Statistical Report for Financial Analysis is available on our website. CORPORATE RESPONSIBILITY REPORT The Pinnacle West Corporate Responsibility Report is available on our website. INVESTOR RELATIONS CONTACT Amanda Ho (602) 250-3334 ADMINISTRATIVE INFORMATION COMPANY CONTACT Shareholder Services (602) 250-3011 shareholderdept@pinnaclewest.com ANNUAL MEETING OF SHAREHOLDERS May 17, 2023, 1:30 p.m. EDT (10:30 a.m. Arizona time) Shareholders may participate in the Annual Meeting by logging on to the following website: VirtualShareholderMeeting.com/PNW CORPORATE HEADQUARTERS 400 North 5th Street Phoenix, AZ 85004 MAILING ADDRESS P.O. Box 53999 Phoenix, AZ 85072-3999 MAIN TELEPHONE NUMBER (602) 250-1000 CORPORATE WEBSITE PinnacleWest.com STOCK LISTING TICKER SYMBOL PNW on New York Stock Exchange TRANSFER AGENT AND REGISTRAR Computershare P.O. Box 505005 Louisville, KY 40233-5005 computershare.com/investor

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